Rosemary G. Reilly

+1 617 526 6633(t)
+1 617 526 5000(f)
rosemary.reilly@wilmerhale.com
December 21, 2010
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Michael Rosenthall, Esq.
Re:	Idera Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 10, 2010 Proxy Statement on Schedule 14A Filed April 29, 2010 File No. 001-31918
Dear Mr. Rosenthall:
     This letter serves to confirm that Idera Pharmaceuticals, Inc. intends to respond to the comments of the staff of the Securities Exchange Commission set forth in the letter to Sudhir Agrawal, dated December 14, 2010, from Jeffrey P. Riedler, Assistant Director (the “Letter”) by Thursday, January 6, 2011.
     Please do not hesitate to telephone the undersigned at 617-526-6633 if you have any questions regarding this letter.

Very truly yours, Rosemary G. Reilly, Esq.

cc:	Sudhir Agrawal, D. Phil. Louis J. Arcudi, III Stuart M. Falber, Esq.